UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: October 6, 2005

NEW DRILLING EXTENDS CUELLO WEST HIGH-GRADE GOLD VEINS AT LA CABEZA

Vancouver, B. C., October 6, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that the Cuello West Vein system, first announced September 22, 2005, has been intersected in two new drill holes, defining a minimum strike length of 170 metres. The latest results include an intercept of 8.6 g/t gold over 3 metres and warrant detailed follow-up drilling to fully define the Cuello West resource.

The first Cuello West step-out drill hole, LCD-61, located approximately 25 metres north of discovery drill hole LCP-169, encountered three mineralized intervals over a downhole depth of 82 metres: a 3 metre interval grading 2.1 g/t gold at a down-hole depth of 45 metres; a second 3 metre interval of 8.6 g/t gold at a depth of 60 metres; and third interval of 3.9 g/t gold over 1 metre, at a depth of 82 metres.

A second step-out drill hole, LCP-175, located approximately 145 metres north of LCD-61, intersected 2.6 g/t gold over 6 metres, at a downhole depth of 75 metres. The Cuello West area is predominantly under sand cover.

The new results indicate continuity to the mineralized structures at Cuello West. The high grade mineralization in previously announced drill hole LCP-169 (6 metres at a grade of 15.5 g/t gold from 67 metres, downhole depth) is considered to represent a zone of enhanced grade, similar to that in the main Cuello Vein, located approximately 100 metres east of Cuello West.

The Cuello West veins have the potential to increase the La Cabeza gold resource and to enhance the economics of an open pit at Cuello. Effectively, gold mineralization at Cuello West would replace waste rock in a contemplated open pit on the main Cuello Vein.

Exeter President & CEO, Bryce Roxburgh said: “The discovery at Cuello West is a product of our improved knowledge of the controls to gold mineralization at La Cabeza. I am confident that we can achieve similar success in the vicinity of the nearby Ojo, Luna, and Mandibula mineralized zones, that, collectively, constitute the La Cabeza resource. A RAB drilling program is also in progress to discover new gold zones under areas completely covered by sand.”

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. Widths presented above are drill intersection widths and may not represent true widths. Results for additional exploration drilling will be announced as the program proceeds.

Additional reverse circulation percussion and diamond drilling is presently being planned as follow-up to the above results. This drilling will be in addition to the 14,000 metre (46,000 feet), three-rig drilling program currently underway.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. In an independent technical report dated July 27, 2005, the La Cabeza project is currently estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold. The current drilling programs are a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold properties. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

October 6, 2005

Item 4.	News Release

The Press Release dated October 6, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that the Cuello West Vein system, first announced September 22, 2005, has been intersected in two new drill holes, defining a minimum strike length of 170 metres. The latest results include an intercept of 8.6 g/t gold over 3 metres and warrant detailed follow-up drilling to fully define the Cuello West resource.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 6th of October, 2005.

SCHEDULE “A”

For Immediate Release: October 6, 2005

NEW DRILLING EXTENDS CUELLO WEST HIGH-GRADE GOLD VEINS AT LA CABEZA

Vancouver, B. C., October 6, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that the Cuello West Vein system, first announced September 22, 2005, has been intersected in two new drill holes, defining a minimum strike length of 170 metres. The latest results include an intercept of 8.6 g/t gold over 3 metres and warrant detailed follow-up drilling to fully define the Cuello West resource.

The first Cuello West step-out drill hole, LCD-61, located approximately 25 metres north of discovery drill hole LCP-169, encountered three mineralized intervals over a downhole depth of 82 metres: a 3 metre interval grading 2.1 g/t gold at a down-hole depth of 45 metres; a second 3 metre interval of 8.6 g/t gold at a depth of 60 metres; and third interval of 3.9 g/t gold over 1 metre, at a depth of 82 metres.

A second step-out drill hole, LCP-175, located approximately 145 metres north of LCD-61, intersected 2.6 g/t gold over 6 metres, at a downhole depth of 75 metres. The Cuello West area is predominantly under sand cover.

The new results indicate continuity to the mineralized structures at Cuello West. The high grade mineralization in previously announced drill hole LCP-169 (6 metres at a grade of 15.5 g/t gold from 67 metres, downhole depth) is considered to represent a zone of enhanced grade, similar to that in the main Cuello Vein, located approximately 100 metres east of Cuello West.

The Cuello West veins have the potential to increase the La Cabeza gold resource and to enhance the economics of an open pit at Cuello. Effectively, gold mineralization at Cuello West would replace waste rock in a contemplated open pit on the main Cuello Vein.

Exeter President & CEO, Bryce Roxburgh said: “The discovery at Cuello West is a product of our improved knowledge of the controls to gold mineralization at La Cabeza. I am confident that we can achieve similar success in the vicinity of the nearby Ojo, Luna, and Mandibula mineralized zones, that, collectively, constitute the La Cabeza resource. A RAB drilling program is also in progress to discover new gold zones under areas completely covered by sand.”

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. Widths presented above are drill intersection widths and may not represent true widths. Results for additional exploration drilling will be announced as the program proceeds.

Additional reverse circulation percussion and diamond drilling is presently being planned as follow-up to the above results. This drilling will be in addition to the 14,000 metre (46,000 feet), three-rig drilling program currently underway.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. In an independent technical report dated July 27, 2005, the La Cabeza project is currently estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold. The current drilling programs are a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold properties. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 6, 2005

By:

/s/ Douglas Scheving

Douglas Scheving

Director